SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BOARD OF DIRECTORS CHARTER

Chapter I - PURPOSE

Article 1. This Charter (“Charter”) governs and regulates the responsibilities, duties and operating rules of the Board of Directors (“Board”) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”), in accordance with the provisions of the Bylaws and legislation in force.

Chapter II - COMPOSITION, INVESTITURE AND TERM OF OFFICE

Article 2. The Board of Directors shall be comprised of at least 7 (seven) and at most 11 (eleven) members, elected and dismissed by the General Meeting. All members shall serve a unified term of office of 2 (two) years from the date of the election, and a maximum of 3 (three) consecutive reelections is permitted.

Paragraph 1. Once the limit of reelections referred to in the main section of this article has been reached, a Board Member shall only be permitted to serve on the Board again after 2 (two) years.

Paragraph 2. The two-year (2) period provided for in Paragraph 1 above shall be counted as from the end of the term of office.

Paragraph 3. The Chief Executive Officer shall compose the Board of Directors, as long as he/she holds such position, pursuant to the Bylaws.

Paragraph 4. It shall be incumbent upon the General Meeting that elects the Board of Directors to establish the total number of positions to be filled and to designate its Chair, within the maximum limit provided for in the Bylaws. The Chair may not be the Company’s Chief Executive Officer also elected as a Board Member.

Paragraph 5. Unless otherwise decided by the Board, the Chief Executive Officer leaving his/her position for any reason shall automatically lose his/her term of office as a Board Member.

Paragraph 6. The controlling shareholder shall be ensured the power to elect the majority of the Board of Directors members, pursuant to subitem “a” of article 116 of Federal Law 6,404/1976.

Paragraph 7. Unless in the event of resignation or removal, the Board Members’ terms of office are automatically extended until their corresponding substitutes assume their positions, in accordance with the Bylaws.

Article 3. Without prejudice to the provisions of the Bylaws with regard to investiture and terms of office, Board Members shall:

I.	maintain their personal data up to date with the Corporate Governance Department;
II.	present all personal documents requested by the Company;
III.	declare that there is no impediment pursuant to the legislation in force;
IV.	provide all declarations and information required by the Company, under the terms of these Bylaws, this Charter, and the legislation and regulations in force, including those required by the Brazilian Securities and Exchange Commission (CVM);
V.	participate – upon investiture and on an annual basis – in training sessions provided for in Federal Law 13,303/2016;
VI.	comply with SABESP’s Code of Conduct and Integrity;

BOARD OF DIRECTORS CHARTER

VII.	comply with the Company’s policies and codes, including, but not limited to, SABESP’s Material Act or Fact Disclosure and Securities Trading Policy. Additionally, Board Members shall declare ownership, any trading of Company-issued securities, as well as submit a list of persons who are related to them, pursuant to Article 11 of CVM Resolution 44/2002;
VIII.	present the Declaration of Related Parties under the terms of the Institutional Policy on Transactions with Related Parties.
IX.	sign the instrument of investiture within 30 (thirty) days after election, under penalty of annulment (unless he/she provides a justification accepted by the body to which the referred Member has been elected), which must contain:

(i)          identification of at least one domicile to receive service and notices of administrative and judicial proceedings related to acts of management, and any changes of address may only be stated in writing, pursuant to the Bylaws;

(ii)        state his/her agreement with the arbitration clause, under the terms required by the Novo Mercado Regulations and the Bylaws;

X.	present a declaration of assets and values pursuant to the Bylaws, which shall be updated annually and at the end of each term of office;
XI.	observe the provisions of Binding Precedent 13 of the Federal Supreme Court and State Decree 54,376/2009; and
XII.	state that he/she is aware that remunerated participation on the Board, as provided for in Article 1 of State Decree 58,265/2012 and Article 20 of Federal Law 13,303/2016, is prohibited. If applicable, State Capital Defense Board - CODEC Resolution 1/2023 shall be noted.

Chapter III - BOARD MEMBERS

Article 4. In addition to the provisions of the Bylaws, and applicable regulations and legislation, all Board Members must:

I.	participate in Board of Directors’ meetings;
II.	read any materials in advance and request for additional information, if necessary, in order to be properly prepared for the meeting;
III.	ensure compliance with best corporate governance practices;
IV.	use Company information to which they have access only to exercise their duties as Board Members;
V.	treat all Company materials and information with absolute confidentiality and maintain strict confidentiality of information obtained as a Board Member and not yet disclosed to the market;
VI.	maintain relationship with Sabesp in a legal, ethical, transparent and professional manner, observing Law 12,846/2013 and the Company’s Code of Conduct and Integrity, as well as assimilate, accept and execute these guidelines;
VII.	state awareness of the U.S. Foreign Corrupt Practices Act (FCPA) to which Sabesp is subject; and
VIII.	state awareness of, and comply with, the obligations established in applicable legislation, B3’s Novo Mercado Regulations, the Company’s Bylaws, this Charter and Sabesp’s Institutional Policies.

BOARD OF DIRECTORS CHARTER

Chapter IV – EMPLOYEES REPRESENTATIVE

Article 5. Pursuant to the Bylaws, the participation of 1 (one) employee representative on the Board of Directors is ensured. Such representative’s term of office shall coincide with that of the other Board Members.

Sole Paragraph. The board member representing the employees shall be chosen from among Sabesp’s current employees, by vote of the current employees, in a direct election session held by the labor union representing them, with administrative collaboration from the Company, when requested, with automatic reelection for successive terms forbidden, pursuant to the Bylaws and item II of Article 122 of Federal Law 6,404/76.

Article 6. The employee representative on the Board of Directors shall comply with the requirements and prohibitions of article 17 of Federal Law 13,303/2016.

Paragraph 1. The board member representing the employees has the same duties toward the Company that the other employees have. Therefore, he/she may not fail to fulfill them, pursuant to paragraph 1 of article 154 of Federal Law 6,404/76, even if such failure would mean acting in the interest of such employees.

Paragraph 2. The board member representing the employees shall observe the prohibition referred to in paragraph 3 of article 2 of Federal Law 12,353/10, in the event of conflicts of interest, when such board member may not participate in discussions and resolutions regarding union relations, compensation, benefits, advantages, private pension and assistance.

Article 7. The appointment of the employee representative who shall be part of the Board of Directors must occur at least thirty (30) days prior to the date of calling of the Annual General Meeting.

Paragraph 1. The appointment shall be communicated to the Chair of the Board of Directors and the Chief Executive Officer.

Paragraph 2. The term of office of the employee representative shall be the same as that of the other Board Members, regardless of the date of its commencement.

Chapter V - REPRESENTATIVE OF MINORITY SHAREHOLDERS

Article 8. Pursuant to the Bylaws, the participation of a representative of minority shareholders on the Board of Directors is ensured. Such representative’s term of office shall coincide with that of the other Board Members.

Sole Paragraph. The minority shareholders’ representative shall meet the requirements and comply with the prohibitions of article 17 of Federal Law 13,303/2016.

Chapter VI - INDEPENDENT BOARD MEMBER

Article 9. At least 2 (two) or 25% (twenty-five percent), whichever is greater, of independent members shall participate in the Board of Directors, pursuant to the provisions of Article 22 of Federal Law 13,303/2016, Article 15 of the Novo Mercado Regulations, and Articles 5 to 7 of Exhibit K to CVM Resolution 80/2022.

Paragraph 1. Those appointed as independent board members shall meet requirements set forth in Sabesp’s Nomination Policy. Such requirements shall be resolved on at the General Meeting that elects them, pursuant to the Bylaws, and the General Meeting may base its decision on:

BOARD OF DIRECTORS CHARTER

I.            a declaration, forwarded by the Independent Board Member appointed, attesting his/her compliance with the independence criteria, including the respective justification, pursuant to applicable regulations, including, but not limited to, the Novo Mercado Regulations and Exhibit K to CVM Resolution 80/2022; and

II.          statement of the Board of Directors referred to in Article 30 of this Charter.

Paragraph 2. The decision-making procedure at the General Meeting in relation to eligibility of those appointed as Independent Board Members as referred to in Paragraph 1 of Article 9 does not apply to appointments of candidates for members of the Board of Directors:

(i)          that fail to meet the deadline for inclusion of candidates in the ballot paper, as provided for in the regulations issued by the CVM on remote voting; and

(ii)        upon separate vote.

Paragraph 3. A member elected by minority shareholders in a separate vote shall be considered as an independent board member, pursuant to Article 141 of Paragraphs 4 and 5, Article 239 of Federal Law 6,404/1976, Paragraph 4 of Article 22 of Federal Law 13,303/2016, and the Bylaws.

Paragraph 4. In the event that the application of the minimum percentage referred to in the main section results in a fractional number of Board Members, such number shall be rounded up to the next integer, pursuant to the Bylaws.

Chapter VII - VACANCY

Article 10. In the event of a vacancy for a Member of the Board prior to the end of his/her term of office, the Board may decide on the choice of a substitute to complete the term of office of the substituted member. Such decision is subject to subsequent approval at the next General Meeting, pursuant to the Bylaws.

Paragraph 1. Any vacancy in the position of Board Member Representing Employees, he/she shall be replaced by another Employee Representative, pursuant to the Bylaws.

Paragraph 2. The Board of Directors shall observe, when appointing any substitute to complete the term of office of a vacant Board Member position, the eligibility requirements applicable to management (including independence criteria, as applicable). No exceptions shall be admitted, in spite of the urgency of the matter.

Chapter VIII – CHAIR OF THE BOARD

Article 11. The Chair of the Board (“Chair”) shall be appointed by the General Meeting, and the Company’s Chief Executive Officer, if also elected as a Board Member, may not be appointed as Chair of the Board.

Paragraph 1. In the event of his/her absence or temporary impediment, the Chair shall appoint the Board Member who will substitute him/her, as long as such substitute is not the Chief Executive Office elected as Board Member.

Paragraph 2. In the event of vacancy, the Board Members shall elect a Chair, who shall assume the position until a new appointment is decided upon at a General Meeting, as long as the appointee is not the Chief Executive Office elected as Board Member.

BOARD OF DIRECTORS CHARTER

Article 12. Without prejudice to the duties provided for in the Bylaws, it is incumbent upon the Chair to:

I.	call, hold and preside over the annual and extraordinary meetings of the Board of Directors;
II.	decide on the holding of in-person, hybrid, or online Board meetings, and whether matters will be voted on an electronic platform;
III.	approve the agenda of the meetings;
IV.	decide on whether or not to include extraordinary items on the agenda;
V.	ensure that the Board Members will individually receive documentation containing the information necessary to allow the discussion and decision on the matters to be addressed at least 5 (five) calendar days prior to the meeting date;
VI.	appoint the Executive Secretary;
VII.	guide the Executive Secretary in the execution of work;
VIII.	coordinate the activities of the Board, seeking efficiency and the good performance of the body;
IX.	ensure the effectiveness of the Board, with the power to restrict time allocated to Board Members in the meetings;
X.	propose to the Board the Calendar of Ordinary Board Meetings for the following year, in accordance with Article 24, item I of this Charter;
XI.	decide on the holding of exclusive sessions, pursuant to Article 22 of this Charter; and
XII.	appoint Board members to act as a rapporteur or reviewer of matters submitted to the Board’s resolution, when, due to their complexity, it is necessary to thoroughly analyze and collect additional information from the Company’s Management and technical employees;
XIII.	be cognizant of reports on illicit practices involving Executive Officers and decide whether to share such information with the other Board members; and
XIV.	comply with and enforce this Charter.

Chapter IX - EXECUTIVE SECRETARY

Article 13. The Board is supported by an Executive Secretary, appointed by the Chair of the Board of Directors, chosen from the members of the Company’s Corporate Governance Department.

Article 14. It is incumbent upon the Executive Secretary to:

I.	organize the agenda of meetings based on the Executive Board’s or the Board of Directors’ requests, including the approval of the minutes of the Board’s meetings, and the distribution of the minutes/materials of the Audit Committee;
II.	issue, on behalf of the Chair or a majority of the Board Members in office, call notices stating the date, time, place, agenda of the meetings and respective documents;
III.	invite, on behalf of the Chair or a majority of the Board Members in office, the Company’s Officers and/or employees to attend meetings and provide clarification or information on matters under consideration, without prejudice to Article 23 of this Charter;
IV.	provide secretarial work and draft meeting minutes;
V.	include the minutes in the Decentralized Entities’ Information System - SIEDESC, pursuant to the Bylaws;

BOARD OF DIRECTORS CHARTER

VI.	maintain the annual schedule of the Board of Directors Meetings up to date; and
VII.	adopt the necessary measures to hold Board meetings.

Chapter X - MEETINGS

Article 15. The Board shall meet ordinarily once a month and, extraordinarily, whenever necessary, to pursue the Company’s interests, pursuant to the Bylaws.

Paragraph 1. Board of Directors’ meetings shall be called by its Chair or by a majority of the Board Members in office, through written or electronic correspondence sent to all board members and the State, through the State Capital Defense Board - CODEC, at least 10 (ten) days in advance. The call notice shall include the date, time and matters on the agenda, pursuant to the Bylaws.

Paragraph 2. Extraordinary meetings may be called at any time by the Chair of the Board or by a majority of the Board Members in office.

Paragraph 3. The ordinary or extraordinary meetings shall be held in person but may also be held by conference call, videoconference or other suitable means of expressing Board Members’ decisions, whose votes shall be considered valid for all effects, without prejudice to the subsequent drawing up and signing of the respective minutes, upon decision of the Chair of the Board of Directors or a majority of Board Members in office, pursuant to the Bylaws.

Paragraph 4. In face-to-face meetings, the participation of any Board Members via conference call, videoconference or other suitable means of expressing Board Members’ decisions is permitted, as long as it has been approved by the Chair, or whomever is presiding over the meeting. Board Members’ votes shall be considered valid for all purposes, without prejudice to the subsequent drawing up and signing of the respective minutes.

Paragraph 5. Voting against matters submitted for resolution by the Board of Directors implies that the Board member has participated in the in-person or remote meeting and followed the presentation and discussion of the matter.

Paragraph 6. Only matters deemed urgent shall be put to a direct vote on the electronic platform, regardless of a prior in-person or remote meeting, provided that instructions are duly provided, and that the Board members are informed that they can express their opinions and request for clarification or information.

Article 16. Meetings called by a majority of Board Members in office shall be presided over in the following order of preference: (i) Chair of the Board; (ii) Board Member appointed by the Chair; and (iii) Board Member appointed by a majority of those present. In any case, the choice shall not fall on the Chief Executive Officer elected as Board Member.

Article 17. The meetings shall be held at the Company’s headquarters. In exceptional circumstances, these may take place at another location by decision of those presiding over the meeting.

BOARD OF DIRECTORS CHARTER

Article 18. Board Meetings shall be held with the attendance of a majority of its members in office, and it is the charge of the Chair to chair the meeting, or in the absence thereof, another Board Member appointed by the Chair.

Sole paragraph. The Board shall adopt resolutions by a majority of votes of the meeting participants, and in the event of a tie, any proposal that receives the vote of the Board Member presiding over the meeting shall prevail, pursuant to the Bylaws.

Article 19. Board Meetings shall follow the order established in the meeting agenda and whenever required, the Chair, or whoever is presiding over the meeting, may alter the sequence of the agenda, in order to give preference to more urgent strategic matters, or to achieve greater meeting efficiency.

Article 20. A meeting may be suspended by decision of the Chair of the Board, or by whomever is presiding over the meeting and in agreement with most Board Members present. The place, date and time of meeting continuation shall be defined, and any new calling shall be waived, provided no new item is included on the agenda, and when there is a quorum for resolution.

Sole Paragraph. The suspension and/or continuation of a meeting shall be recorded in the meeting minutes.

Article 21. Minutes must be prepared for each meeting, and, after approval of the Board, shall be transcribed into the Book of Minutes of Board of Directors’ Meetings and signed by the Board Members present.

Paragraph 1. Minutes of the Board’s Meetings shall be clearly drafted and contain a record of the Board Members present, and the resolutions adopted, including abstentions or dissenting votes.

Paragraph 2. The Chair of the Board of Directors may refuse the transcription into the minutes of vote protests, votes cast, or justifications of vote, and Board members are ensured the option to express their opinions on the electronic platform, or through a written notice sent to the Chair of the Board of Directors, which shall be included as an attachment to the minutes.

Paragraph 3. A summary of the minutes of the Board of Directors’ Meeting shall be signed by the Chair and the Executive Secretary.

Paragraph 4. Whenever a summary of minutes contains resolutions intended to produce effects before third parties, it shall be filed with the commercial registry and published.

Paragraph 5. The meeting minutes drawn up and recorded in the proper book shall be immediately included in the Decentralized Entities’ Information System - SIEDESC.

Article 22. Upon resolution of the Chair, exclusive sessions for external board members may be held without the presence of executives or other participants, in order to align and discuss matters that may cause embarrassment.

Article 23. The Chair, on his/her own initiative, or at the request of any Board Member, may call Company Officers to attend Board meetings and provide clarification or information on the matters under consideration. Requests shall be forwarded to the Company’s Chief Executive Officer and shall include the date, time and matters that will be on the agenda, pursuant to the Bylaws.

BOARD OF DIRECTORS CHARTER

Chapter XI - POWER AND DUTIES

Article 24. Without prejudice to the duties established in applicable legislation and the Bylaws, it is incumbent on the Board to:

I.	approve, up to the end of November of the current year, the calendar for ordinary board meetings relating to the following year, including an annual thematic agenda with the respective projection of the most significant matters and the dates for discussion;
II.	approve the Management Proposal to be submitted to the General Meeting;
III.	approve the Charter for bidding processes and contracting, as proposed by the Company’s Executive Board;
IV.	approve the duties of the internal audit area, pursuant to item II of Article 23 of the Novo Mercado Regulations, as proposed by the Company’s Executive Board;
V.	approve the Audit Committee’s budget together with the Company’s budget, pursuant to the Bylaws and item VII of Article 31-B of CVM Resolution 23/2021, as proposed by the Company’s Executive Board;
VI.	decide on the payment of any annual bonuses to Officers, pursuant to Paragraph 1 of Article 2 of CODEC Resolution 01/2023;
VII.	approve the choice and dismissal of the person in charge of the internal audit as endorsed by the Audit Committee, based on the appointment by the Executive Board, pursuant to the Bylaws;
VIII.	assess and disclose the excerpts of the minutes of the Audit Committee meetings, pursuant to Paragraphs 4, 5 and 6 of Article 24 of Law 13,303/2016;
IX.	assess the work plan of the independent auditor, previously evaluated by the Audit Committee;
X.	approve the operating guidelines of the Whistleblowing Channel;
XI.	approve the Company’s voluntary contribution policy, as proposed by the Company’s Executive Board;
XII.	ensure the annual assessment of the Board of Directors, its members and the members of the advisory committees to the Board of Directors;
XIII.	formally assess the Executive Officers, including the Chief Executive Officer, annually, pursuant to item III of Article 13 of Law 13,303/2016;
XIV.	approve the onboarding program for new Board of Directors members; and
XV.	approve the creation and installation of non-statutory advisory committees to the Board of Directors as well as their respective charters, observing the provisions of Chapter XIV of this Charter.

Article 25. It is incumbent upon the Board to authorize, in advance, the execution of any legal business when the amount involved exceeds R$150,000,000.00 (one hundred and fifty million reais), to be yearly adjusted based on the Amplified Consumer Price Index (IPCA)/Brazilian Institute of Geography and Statistics (IBGE), as established in the Bylaws, including the acquisition, sale or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, as well as any association with other legal entities, as proposed by the Company’s Executive Board.

Paragraph 1. Any program agreement or service agreement for the provision of public services for water supply and sewage system, in which the present value of the investment plan or supplementary investments exceeds the jurisdiction of the Executive Board provided for in the Bylaws, shall be submitted for prior authorization of the Board of Directors in order to be executed.

Paragraph 2. In case of contracts not previously approved by the Board of Directors, when the new amount resulting from the amendment exceeds the jurisdiction of the Executive Board provided for in the Bylaws, such amendment shall be submitted for prior authorization by the Board of Directors in order to be executed.

BOARD OF DIRECTORS CHARTER

Paragraph 3. In case of contracts previously approved by the Board of Directors, when the increased value of the amendment exceeds the jurisdiction of the Executive Board provided for in the Bylaws, such amendment shall be submitted for prior authorization by the Board of Directors in order to be executed.

Paragraph 4. Entering into any instrument that does not create a binding financial obligation for the Company waives prior authorization by the Board of Directors.

Paragraph 5. The Chair of the Board of Directors may request the Audit Committee to monitor the progress of the Company’s hirings, without prejudice to the sharing of information with the other Board members.

Article 26. The Board may designate powers to the Executive Board, through its own resolution, on matters that are under its responsibilities, as provided for in this Charter, provided these do not relate to duties established under the law, pursuant to Article 139 of Federal Law 6,404/1976.

Article 27. Any matter submitted to the analysis of the Board of Directors shall be supported by a proposal approved by the Executive Board or the Company’s competent bodies and a legal opinion, when necessary for the examination of the matter, pursuant to the Bylaws.

Chapter XII - CIRCUMSTANCES INVOLVING POTENTIAL CONFLICTS OF INTERESTS

Article 28. The members of the Board of Directors and of the Committees, either statutory or not, shall observe the legal duties inherent in their respective positions, engage in conduct based on high ethical standards, pursue the Company’s interests, follow the Company’s rules, encourage best corporate governance practices and maintain secrecy of any relevant information, if and when it is not officially disclosed to the market.

Article 29. In any circumstances involving a conflict of interest with the Company or a private interest in the matter, it is incumbent on each member of the Board or the Committees of the Company to:

I.	manifest his/her impediment in a timely manner whenever he/ she becomes aware of such fact;
II.	refrain from intervening in the matter under discussion or resolution;
III.	communicate the fact in the meeting minutes; and
IV.	withdraw from the discussions and decisions.

Paragraph 1. If requested by the Chair, any Board Member that has declared him/her to be impeded may participate in the discussion in order to provide additional information, but he/she shall, under all circumstances, withdraw from the part of the meeting that the matter is put to the vote.

Paragraph 2. If the Chair has declared him/herself to be impeded, he/she may participate in the discussion in order to provide additional information, but he/she shall, under all circumstances, withdraw from the part of the meeting that the matter is put to the vote.

BOARD OF DIRECTORS CHARTER

Paragraph 3. In the event that a Board Member has an interest conflicting with that of the Company or a private interest in a matter under discussion and does not declare him/herself to be impeded, any other member of the Board that is aware of such impediment may announce the conflict. In the event of a conflict or private interest, it shall be registered in the minutes the withdrawal of the board member from the discussion and resolution on the matter.

Paragraph 4. The temporary removal of any member of the Board of Directors by virtue of a conflict of interest or private interest shall be recorded in the Board meeting minutes.

Chapter XIII - STATEMENT OF THE BOARD ON COMPLIANCE OF NOMINEES

Article 30. The Management Proposal referring to the General Meeting for the election of the Board Members shall include a statement of the Board containing:

I.	compliance of each nominee with the requirements and prohibitions of Federal Law 13,303/2016 and the Nomination Policy, referring to the position of member of the Board of Directors; and
II.	the reason why each candidate qualifies as an Independent Board Member, pursuant to Federal Law 13,303/2016, the qualification criteria set forth in the Novo Mercado Regulations, and the declaration referred to in Paragraph 1 of Article 9 of this Charter.

Paragraph 1. The Board’s statement on compliance of candidates with the Nomination Policy as referred to in item I may be based on meeting minutes of the Eligibility and Advisory Committee.

Paragraph 2. The Board’s statement on the qualification of candidates under the independence criteria referred to in item II may be based on a statement forwarded by the nominee for Independent Board Member, attesting his/her qualification under the independence criteria provided for in Federal Law 13,303/2016 and the Novo Mercado Regulations, including, for the latter, a respective justification in the event that any of the circumstances provided for in Paragraph 2 of Article 16 of the Novo Mercado Regulations are identified.

Paragraph 3. The Board’s statement shall be recorded in meeting minutes and its content included in the Management Proposal.

Paragraph 4. A Board Member’s qualification as independent shall be reassessed on an annual basis by the Board of Directors. Any circumstances that may compromise his/her independence shall be identified, justified and recorded in the Board Meeting minutes and disclosed in the Reference Form.

Article 31. The Board’s decisions on the election of officers, or appointment of members of the Audit Committee, or other internal committees, shall observe the following procedure:

I.	the name of the candidate shall be immediately submitted to the Eligibility and Advisory Committee to verify compliance with the requirements and prohibitions of Federal Law 13,303/2016 and the Nomination Policy;
II.	the Chair of the Board may invite the candidate to present him/herself in advance to Board Members in a joint session, where he/she shall answer any questions that may be asked; and
III.	any Board Member may request for the verification of additional integrity and technical capacity requirements of a candidate, and the Company shall provide the necessary support in this regard.

BOARD OF DIRECTORS CHARTER

Chapter XIV - NON-STATUTORY COMMITTEES

Article 32. The non-statutory committees have advisory functions and report to the Board of Directors. They shall be autonomous and independent in the exercise of their functions, serving as supplementary consultative and advisory bodies, with no decision-making power or executive duties.

Paragraph 1. The Board of Directors will be advised by the Sustainability and Innovation Committee, the Strategy and New Business Committee, the People and Culture Committee, and other non-statutory committees, if established.

Article 33. The non-statutory committees shall report their activities to the Board of Directors in the meetings of the latter, in accordance with the objectives of their operations.

Article 34. Recommendations, opinions and reports issued by the non-statutory committees shall be taken by a majority of votes of the members attending meetings, without prejudice to their right to individually request that the Company’s management provide information that is necessary for them to exercise their duties.

Article 35. The committee member position shall not be delegated and must be performed respecting the duties of loyalty, diligence and information, observing the rules on conflicts of interest.

Article 36. In the exercise of their duties, the non-statutory committees are authorized to:

a.	have access to information that is strictly necessary to perform their duties and, when necessary, to the Executive Board members so as to clarify situations falling within the scope of the respective non-statutory committee;
b.	examine reports, studies and opinions before submission to the Board of Directors;
c.	upon authorization by the Board of Directors, contract specialized services to support in the activities of the respective non-statutory committee, whose compensation will be backed by the Company, within the Board of Directors’ annual budget; and
d.	raise and keep track of matters involving subject matters of the respective non-statutory committee, which are also the object of analysis by the Board of Directors.

Article 37. The composition and members of non-statutory committees shall be defined by the Board of Directors. Such members may be nominated from among board, non-board, or independent members.

Article 38. All non-statutory committee members shall:

a.	individually meet all eligibility requirements provided for in the pertinent legislation and regulations, including those set forth in this Charter; and
b.	have technical knowledge and sufficient competence in the matters for which the non-statutory committee is responsible.

Article 39. The term of office of non-statutory committees shall end simultaneously with the ongoing term of office of the Board of Directors.

Paragraph 1. When the term of office of a non-statutory committee member who is also a board member ends, either by virtue of resignation or removal, his/her term of office of non-statutory committee member shall also end. The resignation or removal of the non-statutory committee member is permitted, without prejudice to the maintenance of the position of member of the Board of Directors.

Paragraph 2. Non-statutory committee members shall be permitted to hold such position for up to 3 (three) consecutive times (the maximum number of times to continuously hold the position). When the maximum number of reelections is reached, Committee members may only join the body after 2 (two) years.

BOARD OF DIRECTORS CHARTER

Paragraph 3. Save in case of resignation or removal, non-statutory committee member positions shall be automatically extended up until the appointment of a substitute by the Board of Directors.

Article 40. The respective coordinators of the non-statutory committees shall be appointed by the Board of Directors.

Article 41. It is the charge of the Committee Coordinator to:

a.	propose the agenda of meetings, ensuring alignment with the annual work plan, so as to enable compliance with the objectives of the respective non-statutory committee;
b.	call and chair the meetings of the respective non-statutory committee;
c.	facilitate forwarding of the requests made by the members of the respective non-statutory committee to the Company’s management;
d.	comply with and enforce the provisions of this Charter;
e.	request that the Executive Board hire specialized services, when approved by the Board of Directors; and
f.	present to the Board of Directors remarks and reports prepared within the scope of the respective non-statutory committee.

Sole Paragraph. In the event of temporary absences and impediments, the non-statutory Committee Coordinator shall appoint a non-statutory committee member to preside over the meetings.

Article 42. Non-statutory committees will be advised by a respective Executive Secretary, who must be a member of the Company’s Governance Department, with knowledge of the roles and responsibilities of the respective non-statutory committee and applicable legislation.

Article 43. It is the charge of the Executive Secretary of non-statutory committees, directly or by delegation, to:

a.	prepare and support the Coordinator in the forwarding of call notices regarding meetings of the respective non-statutory committee;
b.	request that the Company’s management send necessary information and/or clarification for the performance of functions of the respective non-statutory committee;
c.	invite, on behalf of the Coordinator, Executive Officers and any other participants to meetings;
d.	welcome, prepare and, within the limits of his/her duties, distribute documents related to the agenda;
e.	prepare draft minutes of the meetings of the respective non-statutory committee and forward them to members for analysis;
f.	keep the schedule of meetings of the respective non-statutory committee up to date; and
g.	take the necessary administrative measures to hold the meetings of the respective non-statutory committee.

BOARD OF DIRECTORS CHARTER

Article 44. Once the agenda has been established, the respective Executive Secretary will request from the Company’s respective area and/or any other participants in the meeting the information and documents required for analysis, discussion and resolution of a non-statutory committee.

Sole Paragraph. Documents and information shall be forwarded to the respective non-statutory committee as complete as possible, at least 3 (three) days prior to the date scheduled to hold the Committee meeting, except in cases of urgency.

Article 45. Non-statutory committee shall ordinarily meet once every two months and, extraordinarily, whenever necessary to pursue the Company’s interests.

Sole Paragraph. Non-statutory committee meetings shall be called at least 5 (five) days in advance and held with the presence of most of its members.

Article 46. Non-statutory committee meetings shall preferably be held at the Company’s headquarters.

Sole Paragraph. The meetings may be held in person, over teleconference, videoconference, email, or another suitable means enabling committee members to express their wishes, provided that it allows their identification, without prejudice to the subsequent signing of the minutes. Remote meetings shall be considered to be held at the Company’s headquarters.

Article 47. As for minutes of non-statutory committees, rules and formalities adopted for Board of Directors’ meetings apply to the greatest extent possible, pursuant to Article 21 of this Charter.

Article 48. The Sustainability and Innovation Committee aims to foster, discuss, review and oversee sustainability, corporate governance and innovation initiatives and projects, including by proposing improvements to processes, goals and performance, so as to contribute to strengthening the Company’s corporate strategy.

Sole Paragraph. In the exercise of its duties, the Committee may address matters and issues regarding:

a.	initiatives and projects on innovation and new technologies, aiming at the Company’s competitiveness, and socio-environmental and financial sustainability;

b.	technologies linked to innovation and sustainability, including with the purpose of developing strategic projects for the Company’s business;

c.	policies, procedures and guidelines for which the Board is responsible and which shall be observed by the Company and/or its subsidiaries, referring to innovation and environmental, social, and governance (ESG) risk management;

d.	initiatives, technical standards and strategic agreements at a national or international level, related to innovation and ESG, to be adhered to or maintained by the Company;

e.	the preparation and review of the Company’s integrated sustainability report;

f.	human rights and social initiatives, and the implementation and maintenance of practices fostering diversity and inclusion in the numerous actions carried out by the Company and/or its subsidiaries; and

g.	initiatives and projects related to climate transition, adaptation and resilience, including, with no limitation, climate scenarios, low-carbon economy, and greenhouse gas management policy.

BOARD OF DIRECTORS CHARTER

Article 49. The Strategy and New Business Committee aims to foster, discuss, review and oversee initiatives and projects to prepare and review the Company’s corporate and new business strategy. It may also indicate approaches to take when planning, negotiating and/or implementing such initiatives.

Sole Paragraph. In the exercise of its duties, the Committee may address matters and issues regarding:

a.	potential negotiations, transactions and new business opportunities for the Company, as well as partnerships, restructurings or business combinations;

b.	studies or plans for potential engagement in new business, including bidding processes or public or private calls;

c.	strategic planning, restructuring plans, and financial and business financing plans of the Company;

d.	strategies to assess and monitor the market and/or to potentially expand the market in which the Company and/or its subsidiaries operate; current and potential competitors; significant investments; acquisition opportunities, investments, associations, partnerships, capitalization and divestments aimed at creating the best value for the Company and improving its market positioning;

e.	new business trends, including technological routes for products, services and processes, as well as the evolution of existing products and services; and

f.	new business policy and other strategic guidelines for which the Board is responsible or that, due to their nature and characteristics, in the Committee’s view, are potentially relevant for the business of the Companies and/or its subsidiaries, in terms of structure, advantages, disadvantages, economic feasibility, risks and alignment with the Company’s strategy and business plan.

Article 50. The People and Culture Committee generally aims to foster, discuss, review and oversee initiatives and projects to improve human capital management of the Company and its strategic alignment, as well as to discuss other related themes, save for those within the scope of the Eligibility and Advisory Committee.

Sole Paragraph. In the exercise of its duties, the Committee may address matters and issues regarding:

a.	strategies, policies and practices of compensation, recruiting, nomination and success, and evaluation of performance and employee engagement, among other topics correlated with the Committee’s objective;

b.	initiatives related to the Company’s climate and organizational culture that value, among others, occupational health and safety, and diversity and inclusion at the Company and/or its subsidiaries;

c.	processes of organizational redesign, structure changes, and remodeling and rightsizing of areas and teams;

d.	definition and monitoring of goals to assess performance of employees and management;

e.	preparation of fixed and variable compensation plans, as well as long-term incentive plans for management and employees of the Company and/or its subsidiaries;

f.	benefits granted to employees and management, including, health care, private pension and assistance plans;

BOARD OF DIRECTORS CHARTER

g.	assessment of performance of the Board of Directors and its Committees, including the selection and hiring of external consultancies to perform such work, when applicable;

h.	specific processes of recruiting key management personnel; and

i.	management of the Company’s relationship with labor unions, trade associations and the like.

Chapter XV - MISCELLANEOUS

Article 51. This Board of Directors Charter was approved in the 997th Board of Directors’ Meeting held on October 19, 2023, effective as of this date.

Paragraph 1. This Charter shall be available on the websites of the Brazilian Securities and Exchange Commission - CVM and the Company.

Paragraph 2. This Charter may be amended whenever necessary or via proposal by any Board Member after discussion and approval at the Board of Directors’ Meeting.

Paragraph 3. The Board of Directors Charter, approved in the 969th Board of Directors’ Meeting held on June 23, 2022, is hereby revoked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 29, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.